Linkers Industries Limited

March 26, 2024

Via EDGAR

Gregory Herbers, Geoffrey Kruczek

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Linkers Industries Limited
Registration Statement on Form F-1, as amended
Initially Filed on December 8, 2023
File No.: 333-275953

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, Revere Securities LLC, as the representative of the several underwriters, hereby join in the request by Linkers Industries Limited that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4 p.m., Eastern Time, on March 28, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we have distributed to each underwriter and dealer who is reasonably anticipated to participate in the distribution of the security to be offered a sufficient number of copies of the preliminary prospectus dated January 29, 2024 as it appears to be reasonable to secure their adequate distribution.

We, the undersigned, as representative of the several underwriters, confirm that we have complied and will continue to comply with, and we have been informed or will be informed by the participating underwriters and dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Revere Securities LLC

By:	/s/ Bill Moreno
Name:	Bill Moreno
Title:	Chief Executive Officer and Chairman